Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 6, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1364
                Enhanced Quality 16 Strategy Portfolio, Series 1
                       File Nos. 333-206558 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comments given during telephone conversations with our office regarding amendment no. 2 the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1364, filed on August 26, 2015 with the Securities and Exchange Commission (the "Commission") and a correspondence filed on October 5, 2015 with the Commission. The registration statement proposes to offer the Enhanced Quality 16 Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. In the revised "Principal Investment Strategy" section, please revise the definition of "quality."

      Response: The definition has been revised to state: "When assessing quality, the trust evaluates companies by looking for positive and improving profitability, earnings that are cash generative, declining leverage and improving liquidity."

Additional Revisions

      As discussed, we have revised the first bullet under part 3 of the "Security Selection" section to state: "If 16 securities are not available, then include securities with the next highest Piotroski F-Score until 16 securities are available. Rank the securities in a subsequent Piotroski F-Score against each other by highest Free Cash Flow Yield until 16 top ranked securities are selected."

      Additionally, the Trust is concentrated in the industrials sector. As a result, we have added the necessary disclosures in the "Principal Investment Strategy," "Principal Risks" and "Investment Risks" sections.

      Finally, we have deleted the disclosures relating to the risks of investing in U.S.-listed foreign securities from the "Principal Risks" section because the Trust has a small percentage of its portfolio in such securities. The relevant disclosures remain in the "Investment Risks" section.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren